FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2003

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive offices

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	Notification of Resolution of the 134th Ordinary General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD. (Registrant)

Date: July 8, 2003	By:	/s/ Kenji Kinoshita
Kenji Kinoshita Executive Officer

(TRANSLATION)

June 26, 2003

NOTIFICATION OF RESOLUTION OF THE

134TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

TO:    THE SHAREHOLDERS

We hereby notify you as follows concerning the matters reported and resolutions adopted at the 134th Ordinary General Meeting of shareholders which was held today.

Item of Report:	Balance Sheet as of March 31, 2003 and Business Report and Statement of Income for the 134th business term (April 1, 2002 through March 31, 2003)

For this item, the contents of the above financial accounts were reported.

Items  of  Business:

1st Item of Business:	Matters concerning approval of the proposed Appropriation of Profit for the 134th business term (April 1, 2002—March 31, 2003)

This item was approved and resolved as proposed, and the cash dividend for the current term was resolved to be payable at ¥3.00 per share.

2nd Item of Business:	Matters concerning the Company’s acquisition of its treasury shares

This item was approved and resolved as proposed that, for the purposes of realizing a flexible management that can cope with the changing corporate environment, the Company shall, pursuant to the provisions of Article 210 of the Commercial Code, purchase the Company’s ordinary shares up to a maximum of ten million shares at the total acquisition price of JPY 5 billion during the period from the close of this General Meeting of Shareholders until the close of the following ordinary general meeting of shareholders.

3rd Item of Business:	Matters concerning partial amendment of the Articles of Incorporation

This items was approved and resolved as proposed. The reason and details of the amendments of the Articles of Incorporation are set forth later.

4th Item of Business:	Matters concerning the election of eight directors

The following eight directors were nominated and all were duly elected and assumed office: Messrs. Satoru Anzaki, Masahiro Sakane, Toshitaka Hagiwara, Kazuhiro Aoyagi,Kunio Noji,Kunihiko Komiyama,Toshio Morikawa and Hajime Sasaki.

5th Item of Business:	Matters concerning the election of one statutory auditor

Mr. Masahiro Yoshiike was duly elected and assumed office.

6th Item of Business:	Matters concerning the issuance of Share Acquisition Rights to persons other than Shareholders for the purpose of employees/directors stock options

This item was approved and resolved as proposed that, for the purposes of raising the motivation and lifting the morale of the Directors, employees, and representative director and presidents of major subsidiaries which shall contribute to the improvement of the consolidated performance of the Company, the Company shall, pursuant to the provisions of Article 280-20 and Article 280-21 of the Commercial Code, issue stock acquisition rights (“Share Acquisition Rights”) at no cost to its Directors, employees, and representative director and presidents of its major subsidiaries. A total of 1,280 rights shall be issued (the number of shares subject to one right of share acquisition rights shall be 1,000 shares), a maximum of 1,280,000 ordinary shares of the Company shall be subject to these Share Acquisition Rights, and the amount to be paid upon exercise of the Share Acquisition Rights shall be based on the market price of the share at the time of issuance of Share Acquisition Rights.

7th Item of Business:	Matters concerning the payment of retirement allowance to retiring Director

Retirement allowance for the retiring director, Mr. Tetsuya Katada, will be paid in reasonable amounts in accordance with the rules prescribed by the Company. Details regarding the exact amount of payment, time and method of payment, etc. shall be decided by the Board of Directors.

The Reasons and Details of Amendment of the Articles of Incorporation

(3rd Item of Business)

1.	Reason for amendments:

(1)	Pursuant to the “Law Concerning Amendments to the Commercial Code Etc.” (Law No. 44 of 2002), the Company may now provide in its Articles of Incorporation for a quorum for special resolutions at the general meeting of shareholders and in order to clearly provide for the necessary quorum for any items that require a special resolution, the Company shall amend Article 16 of its Articles of Incorporation. Also, as the share invalidation system was introduced, relevant amendments shall be made to Article 8 and Article 9 of the current Articles of Incorporation.

(2)	Pursuant to the “Law Concerning Amendments to the Law for Special Exceptions to the Commercial Code Concerning Audit of Kabushiki Kaisha” (Law No. 149 of 2001), the term of office of the statutory auditors was extended from 3 years to 4 years and Article 31 of the current Articles of Incorporation shall be amended accordingly. In addition, this amendment to Article 31 shall apply with respect to the statutory auditors to be elected at this ordinary general meeting of shareholders in accordance with the supplementary provisions of this amended law.

(3)	Pursuant to the “Law Concerning Amendments to the Commercial Code” (Law No. 128 of 2001) which provides for the computerization of corporate documents, relevant amendments shall be made to Articles 12, 17, 25, 35, and 38 through 39 of the current Articles of Incorporation.

2.	Details of the amendments:

The amendments to be made are as follows:

(Amendments are shown in underlines.)

Before Amendment	After Amendment

CHAPTER II . SHARES	CHAPTER II . SHARES

Article 8. Transfer Agent	Article 8. Transfer Agent

The Company shall appoint a transfer agent relating to the shares.	The Company shall appoint a transfer agent relating to the shares.

The transfer agent and the place for providing shareholder service shall be designated by a resolution of the Board of Directors and published by the Company.	The transfer agent and the place for providing shareholder service shall be designated by a resolution of the Board of Directors and published by the Company.

The Register of Shareholders and the Register of Beneficial Owners of the Company shall be kept at the place for shareholders service of the transfer agent. The Company shall have such transfer agent handle registration of change of holders, registration of pledge of shares, indication of shares held in trust, re-issuance of share certificates, receiving of various notifications, preparation of the Register of Beneficial Owners, receiving of beneficial owners’ notification, purchase of shares less than one unit (tangen) of shares, and any other services concerning shares. The Company shall not handle these services.

The Register of Shareholders, the Register of Beneficial Owners of the Company, and the Register of Lost Share Certificates shall be kept at the place for shareholders service of the transfer agent. The Company shall have such transfer agent handle registration of change of holders, registration of pledge of shares, indication of shares held in trust, re-issuance of share certificates, receiving of various notifications, preparation of the Register of Beneficial Owners, receiving of beneficial owners’ notification, registration of lost share certificates, purchase of shares less than one unit (tangen) of shares, and any other services concerning shares. The Company shall not handle these services.

Article 9. Share Handling Regulations	Article 9. Share Handling Regulations

Types of shares, and the handling of registration of change of holders, registration of pledge of shares, indication of shares held in trust, re-issuance of share certificates, preparation of the register of Beneficial Owners, receiving of beneficial owners’ notification, purchase of shares less than one unit (tangen) of shares, and any other handling concerning shares shall be governed by the Share Handling Regulations established by resolution of the Board of Directors.	Types of shares, and the handling of registration of change of holders, registration of pledge of shares, indication of shares held in trust, re-issuance of share certificates, preparation of the register of Beneficial Owners, receiving of beneficial owners’ notification, registration of lost share certificates, purchase of shares less than one unit (tangen) of shares, and any other handling concerning shares shall be governed by the Share Handling Regulations established by resolution of the Board of Directors.

Before Amendment	After Amendment

Article 12. Record Date and Suspension of	Article 12. Record Date and Suspension of
Shareholders’ Register	Shareholders’ Register

Those shareholders who are listed in the Register of Shareholders or the Register of Beneficial Owners effective as of the closing of a business term of the Company shall be deemed shareholders who are entitled to exercise their rights in the ordinary general meeting of shareholders for such business term.	Those shareholders who are listed or recorded in the Register of Shareholders or the Register of Beneficial Owners effective as of the closing of a business term of the Company shall be deemed shareholders who are entitled to exercise their rights in the ordinary general meeting of shareholders for such business term.

In addition to the case prescribed in the preceding paragraph, the Company may, through a resolution of the Board of Directors, deem those shareholders or registered pledgees listed in the Register of Shareholders or the Register of Beneficial Owners on a specified date to be shareholders or registered pledgees who are entitled to exercise their rights at the general meeting of shareholders, by giving a two (2) week prior public notice thereof.	In addition to the case prescribed in the preceding paragraph, the Company may, through a resolution of the Board of Directors, deem those shareholders or registered pledgees listed or recorded in the Register of Shareholders or the Register of Beneficial Owners on a specified date to be shareholders or registered pledgees who are entitled to exercise their rights at the general meeting of shareholders, by giving a two (2) week prior public notice thereof.

In the case prescribed in the preceding two paragraphs or if the Board of Directors deem it necessary, a temporary suspension of new entries in the Shareholders’ Register may be effected through a resolution of the Board of Directors for a specified period, by giving a two (2) week prior public notice thereof.	In the case prescribed in the preceding two paragraphs or if the Board of Directors deem it necessary, a temporary suspension of new entries or recordings in the Shareholders’ Register may be effected through a resolution of the Board of Directors for a specified period, by giving a two (2) week prior public notice thereof.

CHAPTER III. GENERAL MEETINGS OF SHAREHOLDERS	CHAPTER III. GENERAL MEETINGS OF SHAREHOLDERS

Article 16. Resolutions of General Meetings of	Article 16. Resolutions of General Meetings of
Shareholders	Shareholders

Except as otherwise provided by law or these Articles of Incorporation, resolutions of a general meeting of shareholders shall be adopted by the affirmative vote of a majority of the shareholders present at the meeting.	Except as otherwise provided by law or these Articles of Incorporation, resolutions of a general meeting of shareholders shall be adopted by the affirmative vote of a majority of the shareholders present at the meeting.

(New)	A special resolution set forth in Article 343 of the Commercial Code shall be made by the affirmative vote of not less than two-third (2/3) of the voting rights held by shareholders present at the meeting at which not less than one-third (1/3) of the voting rights of all shareholders are represented.

Before Amendment	After Amendment

Article 17. Minutes of General Meetings of	Article 17. Minutes of General Meetings of
Shareholders	Shareholders

With respect to the substance of the proceedings and the results of general meetings of shareholders of the Company, minutes shall be prepared, and the chairman of the meeting and the directors present thereat shall affix their names and seals thereto. The minutes shall be preserved at the Company.	With respect to the substance of the proceedings and the results of general meetings of shareholders of the Company, minutes shall be prepared, either in paper or as an electronic record, and the chairman of the meeting and the directors present thereat shall affix their names and seals thereto or put their electronic signatures thereon. The minutes shall be preserved at the Company.

CHAPTER IV. DIRECTORS AND BOARD OF DIRECTORS	CHAPTER IV. DIRECTORS AND BOARD OF DIRECTORS

Article 25. Minutes of Meetings of the Board	Article 25. Minutes of Meetings of the Board
of Directors	of Directors

With respect to the substance of the proceedings and the results of meetings of the Board of Directors, minutes shall be prepared, and the directors and statutory auditor(s) present thereat shall affix their names and seals thereto. The minutes shall be preserved at the Company.	With respect to the substance of the proceedings and the results of meetings of the Board of Directors, minutes shall be prepared, either in paper or as an electronic record, and the directors and statutory auditor(s) present thereat shall affix their names and seals thereto or put their electronic signature thereon. The minutes shall be preserved at the Company.

CHAPTER V. STATUTORY AUDITORS AND BOARD OF STATUTORY AUDITORS	CHAPTER V. STATUTORY AUDITORS AND BOARD OF STATUTORY AUDITORS

Article 31. Term of Office of Statutory Auditors	Article 31. Term of Office of Statutory Auditors

The term of office of a statutory auditor shall expire at the close of the ordinary general meeting of shareholders pertaining to the last settlement of accounts occurring within three (3) years after his/her assumption of office.	The term of office of a statutory auditor shall expire at the close of the ordinary general meeting of shareholders pertaining to the last settlement of accounts occurring within four (4) years after his/her assumption of office.

The term of office of a statutory auditor elected to fill a vacancy shall be concurrent with the term of office of his/her predecessor.	The term of office of a statutory auditor elected to fill a vacancy shall be concurrent with the term of office of his/her predecessor.

Before Amendment	After Amendment

Article 35. Minutes of Meetings of the Board	Article 35. Minutes of Meetings of the Board
of Statutory Auditors	of Statutory Auditors

With respect to the substance of the proceedings and the results of meetings of the Board of Statutory Auditors, minutes shall be prepared and statutory auditors present thereat shall affix their names and seals thereto. The minutes shall be preserved at the Company.	With respect to the substance of the proceedings and the results of meetings of the Board of Statutory Auditors, minutes shall be prepared, either in paper or as an electronic record, and statutory auditors present thereat shall affix their names and seals thereto or put their electronic signature thereon. The minutes shall be preserved at the Company.

CHAPTER VI. ACCOUNTS	CHAPTER VI. ACCOUNTS

Article 38. Payment of Dividends	Article 38. Payment of Dividends

The Company shall pay dividends to shareholders or pledgees whose names are entered in the Company’s Shareholders’ Register or the Register of Beneficial Owners as of the end of the business year.	The Company shall pay dividends to shareholders or pledgees whose names are entered or recorded in the Company’s Shareholders’ Register or the Register of Beneficial Owners as of the end of the business year.

Article 39. Payment of Interim Dividends	Article 39. Payment of Interim Dividends

The Company may, by resolution of the Board of Directors, pay interim dividends (“Interim Dividends”) provided under Article 293-5 of the Commercial Code to shareholders or pledgees whose names are entered in the Company’s Shareholders’ Register or the Register of Beneficial Owners as of September 30th of each year.	The Company may, by resolution of the Board of Directors, pay interim dividends (“Interim Dividends”) provided under Article 293-5 of the Commercial Code to shareholders or pledgees whose names are entered or recorded in the Company’s Shareholders’ Register or the Register of Beneficial Owners as of September 30th of each year.

Reference 1

Directors and Statutory Auditors

The composition of the directors and statutory auditors as of June 26, 2003 are as follows:

Chairman of the Board	Toshitaka Hagiwara	Standing Statutory Auditor	Norimichi Kitagawa

President and Chief Executive Officer	Masahiro Sakane	Standing Statutory Auditor	Masafumi Kanemoto

Director, Senior Executive Officer	Kazuhiro Aoyagi	Auditor	Masahiro Yoshiike

Director, Senior Executive Officer	Kunio Noji	Auditor	Takaharu Dohi

Director, Senior Executive Officer	Kunihiko Komiyama

Director	Satoru Anzaki

Director	Toshio Morikawa

Director	Hajime Sasaki

(Messrs. Toshio Morikawa and Hajime Sasaki satisfy the requirements for outside directors provided in Article 188, Paragraph 2, Item 7-2 of the Commercial Code. Messrs. Masahiro Yoshiike and Takaharu Dohi, each of them being a Statutory Auditor, satisfy the requirements for outside auditors provided in Article 18, Paragraph 1 of the “Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha.”)

Reference 2

Payment of Cash Dividend for the 134th Business Term

Cash dividends resolved in the above 1st Item of Business shall be paid in accordance with the following procedures:

1.	Shareholders who have not designated a bank account or a post office savings account for the transfer of payment shall receive the payment at the local post office by presenting the “Notice of Payment by Postal Transfer” enclosed herein.

2.	Shareholders who have designated a bank account or a post office savings account for the transfer of payment are requested to confirm the “Dividend Statement” and “Confirmation of the Account to which Payment will be Transferred” which are enclosed herein.

In addition, the “Business Report of 134th Business Term” is enclosed for your information.

Reference 3

The disclosure of the Company’s Balance Sheet and Statement of Income on the home page

Pursuant to Article 283, Paragraph 5 of the Commercial Code, the Company discloses its Balance Sheet and Statement of Income on the Company’s home page instead of in the publications. Our home page address is as follows:

http://www.komatsu.co.jp/CompanyInfo/bspl/

Reference 4

Tax Amendments on Dividends

The taxation on dividends were amended as follows from the tax amendments in 2003.

(1)	The withholding tax rate on the dividends to be received by the shareholders during the period from April 1, 2003 to March 31, 2008 is changed to 10%.

(2)	The maximum amount for the non-requirement to file tax reports for small dividends was abolished and you can choose to pay only the withholding tax on annual dividends received although this amount should exceed 100,000 yen. Furthermore, it is still possible to choose taxation on aggregate income by applying the deduction for dividends by filing a tax return.

(3)	The separate withholding tax system (35% withholding) was abolished on March 31, 2003.

Please inquire with your local tax office for more details.